Mail Stop 3561

February 26, 2010

Frank F. Khulusi, Chief Executive Officer
PC Mall, Inc.
2555 West 190th Street, Suite 201
Torrance, California 90504

       Re: PC Mall, Inc.
              Correspondence Dated February 12, 2010 Regarding
              Form 10-K for the Year Ended December 31, 2008
              Filed March 16, 2009
              Form 10-K/A for the Year Ended December 31, 2008
              Filed April 30, 2009
              Form 10-Q for the Period Ended September 30, 2009
              Filed November 9, 2009
              Form 10-Q for the Period Ended June 30, 2009
              Filed August 10, 2009
              Form 10-Q for the Period Ended March 31, 2009
              Filed May 11, 2009
              File No. 0-25790

Dear Mr. Khulusi:

      We have reviewed your letter dated February 12, 2010 in response to our comment letter dated December 31, 2009 and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Form 10-K/A for the Year Ended December 31, 2008

Short-Term Incentive Compensation, page 4

1. We note your response to comment nine in our letter dated December 31, 2009. Please provide for us, in a manner similar to the two charts you included in your

Frank F. Khulusi
PC Mall, Inc.
February 26, 2010
Page 2

      response but with the figures disclosed, your quarterly and annual improvements in adjusted pre-tax income from 2007 to 2008 and the bonuses you awarded to each of your named executive officers at the end of each quarter and the end of the fiscal year for 2008.

*   *   *   *   *

      Please respond to our comments within 10 business days, or tell us by that time when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

      Please contact John Fieldsend, Attorney-Adviser, at (202) 551-3343 or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Robert I. Newton, Esq.
       PC Mall, Inc.
       Via Facsimile

       Craig Mordock, Esq.
       Bingham McCutchen
       Via Facsimile